FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of October l, 2002


                         Brazilian Distribution Company
                      ------------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                   ----------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                        --

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes No X
                                           --





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GRUPO PAO DE ACUCAR LOGO                                            Page 1 of 2


                   Companhia Brasileira de Distribuicao (CBD)
                       Announces September 2002 Net Sales


Sao Paulo, Brazil, October 15, 2002 - Companhia Brasileira de Distribuicao (NYSE CBD; BOVESPA PCAR4) today announced preliminary, non-audited September 2002 sales figures. The information is presented based on consolidated figures and in Reais, in accordance with Corporate Law.


In September 2002, gross sales of Companhia Brasileira de Distribuicao totaled R$ 890.3 million, a 21.8% growth compared to the same month in 2001. Total net sales in the period totaled R$ 758.0 million, representing a 22.6% growth compared to September 2001. It is important to highlight the fact that this positive performance was achieved even though stores that have a significant participation in CBD's sales, including 3 hypermarkets, remained closed for remodelings during the month.



In the third quarter of 2002, our gross sales totaled R$ 2,724.4 million, a 25.1% growth, while our net sales increased by 25.3%, totaling R$ 2,308.7 million. In the nine months of 2002, CBD already accumulates gross sales of R$ 7,750.0 million and net sales of R$ 6,565.9 million, with growth rates of 14.3% and 14.6%, respectively, compared to the same period in 2001. If we consider the sales registered by the Se and Comprebem chains since the beginning of the year, the growth rates would be 21.9% for gross sales and 22.1% for net sales.


Same store sales presented a 2.6% growth in September. It is important to notice that the unfavorable calendar, with one Saturday less than the same month in the previous year, produced a negative impact of approximately 3 percent on our performance. Same store sales of food products increased by 2.0%, while the non-food products presented a 5.2% growth. In the third quarter, same store sales presented a 5.2% growth, accumulating 2.2% in the nine months of 2002.


The Barateiro Division once more registered the best performance, showing the sustainability of the changes implemented in this format.

                               Sales Performance
                               -----------------

             Month                 Same Stores             Total Stores
             -----                 -----------             ------------

             June 2001               -2.5%                    4.0%
             July 2001               -9.9%                   -6.7%
             August 2001             -5.8%                   -4.8%
             September 2001          -4.9%                   -3.0%
             October 2001            -6.6%                   -3.6%
             November 2001           -3.5%                    2.8%
             December 2001           -2.8%                    4.1%
             January 2002            -1.4%                    5.9%
             February 2002           -2.8%                    4.8%
             March 2002               7.1%                   15.7%
             April 2002              -7.8%                    1.5%
             May 20002                7.2%                   17.3%
             June 2002                3.3%                   12.8%
             July 2002                5.3%                   24.8%
             August 2002              7.7%                   28.6%
             September 2002           2.6*%                  22.6*%


Note: Same store sales figures include only the stores which have been operating for at least 12 months.

* If deflated by IPCA, total sales performance in September was 13.6% higher than the one registered in the same period in 2001. Same store sales' performance was -4.9%.

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GRUPO PAO DE ACUCAR LOGO                                            Page 2 of 2

COMPANHIA BRASILEIRA DE                THOMSON FINANCIAL INVESTOR RELATIONS
DISTRIBUICAO (CBD)
Fernando Tracanella                    Doris Pompeu
Investor Relations Manager             Phone: (11) 3848 0887 ext. 208
Daniela Sabbag                         E-mail:  doris.pompeu@thomsonir.com.br
                                                -----------------------------
Financial Analyst
Phone: (11) 3886 0421 Fax: (11) 3884 2677
E-mail:  pa.relmerc@paodeacucar.com.br
         -----------------------------
                  Website: http://www.grupopaodeacucar.com.br

  The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.






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                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: October 16, 2002            By: /s/ Augusto Marques da Cruz Filho
                                      -------------------------------------
                                  Name: Augusto Marques da Cruz Filho
                                  Title: Chief Financial Officer



                                  By:/s/ Aymar Giglio Junior
                                     -------------------------------------
                                  Name: Aymar Giglio Junior
                                  Title: Investor Relations Officer